UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)

CAPITAL TRUST, INC.
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

14052H100
(CUSIP Number)

Ira S. Lederman
Senior Vice President - General Counsel and Corporate Secretary
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, Connecticut 06830
(203) 629-3000

With Copies to:

Jeffrey S. Hochman, Esq.
Mark A. Cognetti, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099
(212) 728-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 14052H100

1.	Name of Reporting Persons: W. R. Berkley Corporation
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 3,843,413
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,843,413
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,843,413
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.1%
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 14052H100

1.	Name of Reporting Persons: Admiral Insurance Company
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 520,000
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 520,000
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 520,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 2.3%
14.	Type of Reporting Person (See Instructions): IC, CO

CUSIP No. 14052H100

1.	Name of Reporting Persons: Berkley Insurance Company
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 1,463,900
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,463,900
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,463,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 6.5%
14.	Type of Reporting Person (See Instructions): IC, CO

CUSIP No. 14052H100

1.	Name of Reporting Persons: Berkley Regional Insurance Company
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 1,039,700
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,039,700
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,039,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.6%
14.	Type of Reporting Person (See Instructions): IC, CO

CUSIP No. 14052H100

1.	Name of Reporting Persons: Nautilus Insurance Company
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Arizona
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 819,813
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 819,813
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 819,813
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.6%
14.	Type of Reporting Person (See Instructions): IC, CO

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) is being filed on behalf of W. R. Berkley Corporation, a Delaware corporation (“Berkley”), Admiral Insurance Company, a Delaware corporation (“Admiral”), Berkley Insurance Company, a Delaware corporation (“BIC”), Berkley Regional Insurance Company, a Delaware corporation (“BRIC”), and Nautilus Insurance Company, an Arizona corporation (“Nautilus” and, together with Berkley, Admiral, BIC and BRIC, the “Reporting Persons”). Amendment No. 8 relates to shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Capital Trust, Inc., a Maryland corporation (the “Issuer”). Amendment No. 8 amends and supplements the Schedule 13D, dated May 11, 2004 (“Original Schedule 13D”), as filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2004, as amended by Amendment No. 1 to Schedule 13D, dated June 17, 2004, as filed with the Commission on June 21, 2004, Amendment No. 2 to the Schedule 13D, dated September 13, 2004, as filed with the Commission on September 13, 2004, Amendment No. 3 to the Schedule 13D, dated July 10, 2007, as filed with the Commission on July 13, 2007, Amendment No. 4 to the Schedule 13D, dated July 30, 2007, as filed with the Commission on August 1, 2007, Amendment No. 5 to the Schedule 13D, dated August 6, 2007, as filed with the Commission on August 6, 2007, Amendment No. 6 to the Schedule 13D, dated May 23, 2012, as filed with the Commission on May 24, 2012 and Amendment No. 7 to the Schedule 13D, dated July 9, 2012, as filed with the Commission on July 10, 2012 (together with the Original Schedule 13D, the “Schedule 13D”), in connection with the additional information set forth herein.

Item 4.	Purpose of Transaction.
Item 4 of Schedule 13D is hereby amended by the addition of the following information:

On September 27, 2012, the Issuer entered into a purchase and sale agreement (the “Omnibus Purchase Agreement”) with Huskies Acquisition LLC (“Purchaser”), an affiliate of The Blackstone Group L.P. (“Blackstone”), which governs two principal transactions, pursuant to which, among other things, the Issuer will (i) sell its investment management and special servicing business, including CT Investment Management Co., LLC (“CTIMCO”) and certain private investment fund co-investments, to Purchaser, for a purchase price of $20,629,004, subject to adjustment (the “Investment Management Business Sale”) and (ii) issue and sell to Purchaser 5,000,000 shares of Common Stock, for a purchase price of $10,000,000 (the “Blackstone Investment” and together with the Investment Management Business Sale, the “Principal Transactions”). In connection with the Investment Management Business Sale, the Issuer will sell to Purchaser the following:
•	all of the issued and outstanding limited liability company interests in CTIMCO, through which the Issuer operates its investment management and special servicing business;
•	all of the issued and outstanding limited liability company interests in CT OPI Investor, LLC, a limited partner in CT Opportunity Partners I, L.P., an investment fund managed by CTIMCO; and
•
all of the issued and outstanding limited liability company interests in CT High Grade Partners II Co-Invest, LLC, a non-managing member of CT High Grade Partners II, LLC, an investment fund managed by CTIMCO.

The Omnibus Purchase Agreement contemplates that CTIMCO, immediately prior to the closing of the Principal Transactions will own all 100 outstanding shares of class A preferred stock, par value $0.001 per share of CT Legacy REIT Mezz Borrower, Inc., a vehicle formed to succeed the Issuer’s legacy assets and debt obligations in connection with the Issuer’s March 2011 debt restructuring. As a condition to closing, the Issuer is required, among other things, to enter into a new management agreement (the “New Management Agreement”) with an affiliate of Blackstone to be determined prior to closing, pursuant to which it will become externally managed by Blackstone’s affiliate pursuant to the terms and conditions of the New Management Agreement and to amend its charter to include a provision which, among other things, subject to certain exceptions, eliminates any duty of Blackstone and its affiliates, the Issuer’s directors and any person the Issuer’s directors control to refrain from engaging in business opportunities and competing with the Issuer (the “Charter Amendment”). The Omnibus Purchase Agreement also requires, as a condition to closing, stockholder approval of the Principal Transactions, the Management Agreement and the Charter Amendment (collectively, the “Transactions”) by the affirmative vote of the holders of a majority of the shares of Common Stock outstanding and entitled to vote at the special meeting of stockholders to be called to consider and vote on the Transactions. The Omnibus Purchase Agreement also requires the Issuer’s board of directors to declare a special cash dividend of $2.00 per share, subject to decrease for any interim dividends, payable to holders of Common Stock on the record date for the special meeting, contingent upon the closing of the Principal Transactions.

In order to induce Purchaser to enter into the Omnibus Purchase Agreement, and as a condition to its doing so, simultaneously with the execution and delivery of the Omnibus Purchase Agreement, the Reporting Persons, as stockholders of the Issuers, entered into a Voting Agreement, dated as of September 27, 2012, with Purchaser (the “Voting Agreement”). Pursuant to the Voting Agreement, the Reporting Persons have agreed to, and to cause any other holder of record of any shares of Common Stock beneficially owned by the

Reporting Persons (together with any shares of Common Stock acquired by any of the Reporting Persons after the date thereof, whether upon exercise of options or warrants, conversion or convertible securities or otherwise) (collectively, the “Covered Shares”) to, vote (or cause to be voted) all Covered Shares in favor of Contemplated Transactions (as defined in the Omnibus Purchase Agreement), which includes the Transactions referred to above, and against the Acquisition Proposal (as defined in the Omnibus Purchase Agreement) or any other action that could reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Acquisition (as defined in the Omnibus Purchase Agreement) or the Contemplated Transactions.

The Voting Agreement further provides that each Reporting Persons covenants and agrees (i) not to enter into any voting agreement or voting trust, with respect to the Covered Shares (except for the Securities Purchase Agreement, dated as of May 11, 2004, by and among the Issuer, Berkley and certain shareholders of the Issuer), and (ii) not to grant a proxy or power of attorney with respect to the Covered Shares that is inconsistent with its obligations pursuant to the Voting Agreement.

The Voting Agreement further provides that it terminates upon the earliest of (i) the closing of the Principal Transactions, (ii) the termination of the Omnibus Purchase Agreement in accordance with its terms, (iii) written notice of termination of the Voting Agreement by Purchaser to the Reporting Persons, (iv) the Outside Date (as defined in the Omnibus Purchase Agreement), (v) any amendment or modification to the Omnibus Purchase Agreement or any Transaction Documents (as defined therein), including the New Management Agreement, that could reasonably be expected to be adverse to the Issuer in any material respect, including, but not limited to, any amendment that (a) has the effect of decreasing the purchase price paid to the Issuer relative to the Principal Transactions or (b) has the effect of decreasing the amount of Purchaser’s assumed liabilities pursuant to the Omnibus Purchase Agreement and (vi) a Change in CT Board Recommendation (as defined in the Omnibus Purchase Agreement). The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the Voting Agreement incorporated herein by reference as Exhibit 7 to this Amendment No. 8

As an inducement to Berkley entering into the Voting Agreement, the Issuer entered into a letter agreement with Berkley (the “Letter Agreement”) pursuant to which letter agreement the Issuer agreed, subject to the terms thereof, that, effective as of the closing, in addition to any vote required by law and the Issuer’s charter and bylaws, the Issuer shall not undertake or agree to undertake, or permit any direct or indirect subsidiary to undertake or agree to undertake, any Qualified Offering unless such Qualified Offering shall have been approved by a majority of the Independent Directors (as defined in the Management Agreement). The requirement to obtain such Independent Director approval shall terminate upon the closing of the first Qualified Offering. For purposes of the Letter Agreement, a “Qualified Offering” means any equity financing, including without limitation any registered public offering, pursuant to which the Issuer or any direct or indirect subsidiary of the Issuer issues equity securities (including any securities, indebtedness or other instruments convertible into common stock or other equity securities of the Issuer or any direct or indirect subsidiary and excluding securities issued pursuant to any outstanding warrants, any outstanding or future employee or director equity awards or any securities issued to the Issuer or any direct or indirect subsidiary of the Issuer), and (i) that is commenced after the closing and (ii) the expected gross proceeds of which, when taken together with the gross proceeds of all the other such offerings commenced after the closing, exceeds $30 million. The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by the Letter Agreement incorporated herein by reference as Exhibit 8 to this Amendment No. 8.

The Schedule 13D is not an offer to purchase or a solicitation of any offer to sell any securities.

Item 5.	Interest in Securities of the Issuer.
Item 5 of this Schedule 13D is hereby amended and supplemented to add the following:
Rows (7) through (11) and (13) of the cover pages to this Amendment No. 8 are hereby incorporated by reference into this Item 5.

Item 6.               Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of this Schedule 13D is hereby amended and supplemented to add the following:
As described in Item 4 hereto, the Reporting Persons have entered into a Voting Agreement. The information set forth in Item 4 with respect to the Voting Agreement is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.
Item 7 of Schedule 13D is hereby amended to include the following:

Exhibit 7
Voting Agreement, dated as of September 27, 2012 by and among Huskies Acquisition LLC, W. R. Berkley Corporation, Admiral Insurance Company, Berkley Insurance Company, Berkley Regional Insurance Company and Nautilus Insurance Company.

Exhibit 8	Letter Agreement, dated as of September 27, 2012 by and between Capital Trust, Inc. and W.R. Berkley Corporation.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2012		W.R. BERKLEY CORPORATION

	By:	/s/ William R. Berkley
-----------------------------------------
	Name:	William R. Berkley
	Title:	Chairman of the Board and Chief Executive Officer

Dated: September 28, 2012		ADMIRAL INSURANCE COMPANY

	By:	/s/ Thomas G. Grilli, Jr.
-----------------------------------------
	Name:	Thomas G. Grilli, Jr.
	Title:	Chief Financial Officer and Treasurer

Dated: September 28, 2012		BERKLEY INSURANCE COMPANY

	By:	/s/ Eugene G. Ballard
-----------------------------------------
	Name:	Eugene G. Ballard
	Title:	Senior Vice President

Dated: September 28, 2012		BERKLEY REGIONAL INSURANCE COMPANY

	By:	/s/ Eugene G. Ballard
-----------------------------------------
	Name:	Eugene G. Ballard
	Title:	Senior Vice President

Dated: September 28, 2012		NAUTILUS INSURANCE COMPANY

	By:	/s/ Miklos F. Kallo
-----------------------------------------
	Name:	Miklos F. Kallo
	Title:	Senior Vice President and Chief Financial Officer